Mail Stop 4561

July 16, 2009

We Tak Pang
Chief Executive Officer
Hotgate Technology, Inc.
Aitken Vanson Centre, Room 1602
61 Hoi Yuen Rd.
Kwun Tong, Hong Kong

>   **Re: Hotgate Technology, Inc.**
>   **Form 8-K**
>   **Filed on July 9, 2009**
>   **File No. 333-129388**

Dear Mr. Pang:

We have reviewed your response letter dated July 9, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 25, 2009.

Form 8-K filed on July 9, 2009

1. Please amend your Form 8-K to specifically state that the financial statements should "no longer be relied upon" along with an identification of the financial statements and years or period covered that should no longer be relied upon.

2. Please amend your filing to provide a brief description of the facts underlying the conclusion to the extent known at the time of filing as required by Item 4.02 (a)(2) to the Form 8-K.

3. Please amend your filing to disclose whether the audit committee, or the board of directors in the absence of an audit committee, or an authorized officer or officers, discussed with your independent accountant the matters disclosed in your Form 8-K as required by Item 4.02 (a)(3) to the Form 8-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief